Exhibit 21.1

Schedule of Significant Subsidiaries

Name of Organization	State/Jurisdiction of Incorporation
Heckmann Water Resources Corporation	Texas
Heckmann Water Resources (CVR), Inc.	Texas
Heckmann Environmental Services, Inc.	Delaware
Thermo Fluids Inc.	Delaware
Badlands Power Fuels, LLC	Delaware
Badlands Power Fuels, LLC	North Dakota
Landtech Enterprises, LLC	North Dakota
Badlands Leasing, LLC	North Dakota